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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION       SEC File Number
                             Washington, D.C. 20549                 1-10307

                                   FORM 12b-25
                                                                 CUSIP Number
                           NOTIFICATION OF LATE FILING           453 096 20 8

(Check One):
[X] Form 10-K   [_] Form 20-F    [_] Form 11-K    [_] Form 10-Q   [_] Form N-SAR

        For Period Ended: September 30, 2002
        [_] Transition Report on Form 10-K
        [_] Transition Report on Form 20-F
        [_] Transition Report on Form 11-K
        [_] Transition Report on Form 10-Q
        [_] Transition Report on Form N-SAR
        For the Transition Period Ended:

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I - Registrant Information

Full Name of Registrant:                           Imperial Sugar Company
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Former Name if Applicable:                         Not Applicable
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Address of Principal Executive Office
(Street and Number):                               One Imperial Square,
                                                   8016 Highway 90-A, P.O. Box 9
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City, State and Zip Code:                          Sugar Land, Texas 77487-0009
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Part II - Rules 12b-25(b) and (c)

[X] If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


Part III - Narrative

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

During the month of December 2002, the Registrant concurrently has been (1) preparing its annual report on Form 10-K for the fiscal year ended September 30, 2002 (the "2002 Form 10-K"), (2) negotiating and documenting the sale of its Diamond Crystal Brands foodservice business (the "DCB Sale"), (3) documenting the termination of its existing credit and securitization facilities (the "Existing Facility Termination") and (4) negotiating and documenting a new secured lending facility (the "New Facility Transaction", and together with the DCB Sale and the Existing Facility Termination, the "Transactions").

Registrant initially desired to close all Transactions and file the 2002 Form 10-K with the SEC on or before December 30, 2002, the due date for the 2002 Form 10-K. The impact of the closing of the Transactions materially affects the presentation of Registrant's business and its discussion of financial condition and results of operation. Due to evolving transaction requirements in December, Registrant was not in a position to complete the DCB Sale prior to December 30, 2002. The closing of DCB Sale was necessary to complete the Existing Facility Termination and was a closing condition for the New Facility Transaction. The Registrant completed the DCB Sale on December 30, 2002 but did not complete the Existing Facility Termination and the New Facility Transaction until December 31, 2002. The Registrant's management and other personnel responsible for negotiating and documenting the Transactions were the same persons instrumental in preparing, reviewing, finalizing and/or certifying the 2002 Form 10-K. Given the timing of the Transactions, the material impact of the Transactions on disclosures in the 2002 Form 10-K and the time and attention demands placed on Registrants essential management and other personnel to complete Transactions and the 2002 Form 10-K, the Registrant was unable to timely file the 2002 Form 10-K without unreasonable effort or expense.

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Part IV - Other Information

     (1) Name and telephone number of person to contact in regard to this notification

         Darrell D. Swank           (281)                 491-9181
              (Name)             (Area Code)         (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                  [X] Yes [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                  [X] Yes [ ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     For a discussion of significant changes in the registrant's results of operations for the fiscal year ended September 30, 2002 as compared to its results of operations for the fiscal year ended September 30, 2001, please read
Item 7 of the registrant's annual report on Form 10-K for the fiscal year ended September 30, 2002, which report is being filed with the Securities and Exchange Commission on December 31, 2002, the date of this Form 12b-25. Item 7 of the Form 10-K is incorporated herein by reference.

                             Imperial Sugar Company
                      -----------------------------------
                (Name of the Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  December 31, 2002                    By:   /s/ DARRELL D. SWANK
                                               ---------------------------------
                                                  Darrell D. Swank
                                                  Executive Vice President and
                                                  Chief Financial Officer